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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM T-3/A
                                 AMENDMENT NO. 1

           FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER THE
                           TRUST INDENTURE ACT OF 1939

                           SHEFFIELD STEEL CORPORATION
                               (Name of Applicant)

                           220 NORTH JEFFERSON STREET
                          SAND SPRINGS, OKLAHOMA 74063
                                 (918) 241-6553
                    (Address of principal executive offices)

           SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

        TITLE OF CLASS                                  AMOUNT
10% Senior Secured Notes due 2007                    $30,000,000

Approximate date of proposed public offering: Upon the consummation of the Plan (as hereinafter defined), presently anticipated to be on or about August 14, 2002.

Name and address of agent for service:      Stephen R. Johnson
                                            Chief Financial Officer
                                            Sheffield Steel Corporation
                                            220 North Jefferson Street
                                            Sand Springs, Oklahoma 74063

                       with copies to:      James W. Larimore, Esq.
                                            Crowe & Dunlevy
                                            1800 Mid-America Tower
                                            20 North Broadway
                                            Oklahoma City, Oklahoma  73102-8273
                                            (405) 239-6643

The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Securities and Exchange Commission (the "SEC"), acting pursuant to section 307(c) of the Trust Indenture Act of 1939 (the "TIA"), may determine upon the written request of the obligor.

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Explanatory Note:

         This Amendment No. 1 to the Form T-3 filed by the obligor on July 17, 2002 (the "T-3") is filed solely for the purposes of (i) amending certain of the items contained in the T-3 as provided below; and (ii) replacing certain of the exhibits attached to the T-3 with the exhibits attached hereto, as provided below. Except as provided in this Amendment No. 1 to the T-3, the items disclosed in, and exhibits attached to, the T-3 continue in effect. Unless the context indicates otherwise, capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the T-3.

                             MANAGEMENT AND CONTROL


Item 4(b):

                  Upon the consummation of the Plan, it is anticipated that the following persons will serve as the Company's directors and executive officers. In the event this information changes, the names of the directors and executive officers expected to serve the Company upon the consummation of the Plan will be provided by amendment to this application when such new information becomes available. The mailing address for each director and executive officer listed below will be c/o Sheffield Steel Corporation, 220 North Jefferson Street, Sand Springs, Oklahoma 74063.

              Name                               Office

         John V. Koerber                        Director

         Richard Conway                         Director

         Robert Purdum                          Director

         Kevin Flannery                         Director

         James P. Nolan              Director, Chief Executive Officer
                                                and President

         Stephen R. Johnson       Vice-president, Chief Financial Officer and
                                              Assistant Secretary

         James E. Dionisio        Vice-president of Sales and Marketing
                                               and Secretary

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Item 5(b):

                  Upon the consummation of the Plan, the common stock of the Company presently outstanding shall be canceled, and the Company shall then issue 4,750,000 shares of common stock to the recipients of New Notes, pro rata in accordance with their ownership of Old Notes. The shares of the Company's common stock so distributed shall represent all of the outstanding common stock after the consummation of the Plan, subject only to dilution through the exercise of options granted to senior management of the Company pursuant to the Company's stock incentive programs. Based upon presently available information, it is anticipated that the following persons will own ten percent (10%) or more of the voting securities of the Company upon the consummation of the Plan. In the event this information changes, the names of such persons expected to own ten percent (10%) or more of the voting securities of the Company upon the consummation of the Plan will be provided by amendment to this application when such new information becomes available.


                                                                         Percentage
                                                                         of Voting
  Name and Complete                Title of Class       Amount Owned     Securities
   Mailing Address                    Owned                                Owned

Bennett Management*              common stock, par      1,245,881 shares         26.2%
2 Stamford Plaza                  value $0.01 per
281 Tresser Boulevard                  share
Suite 1501
Stamford, CT  06901

LC Capital Partners, LP          common stock, par      945,682 shares         19.9%
c/o Lampe, Conway &               value $0.01 per
Co., L.L.C.                            share
730 Fifth Avenue
Suite 1002
New York, NY  10019

HBV Capital Management**         common stock, par      798,000 shares         16.8%
200 Park Avenue                   value $0.01 per
Suite 3300                            share
New York, NY  10166

         * Beneficial owner of shares to be held in the accounts of Bennett Restructuring Fund, L.P. (579,370), Bennett Restructuring Fund II, L.P. (361,216), and Bennett Off-Shore Restructuring Fund, Inc. (305,295)

         ** Beneficial owner of shares to be held in the accounts of Axis-RDO Limited (109,627), HFR DS Performance Master Trust (84,831), Mellon HBV Master

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                  Multi-Strategy Fund L.P. (157,085), and Mellon HBV Master
                  Rediscovered Opportunities Fund L.P. (446,457)
                               CAPITAL SECURITIES

Item 7(a)(ii):

                  Upon consummation of the Plan, the common stock of the Company presently outstanding will be canceled, and the holders of all of the Old Notes will exchange the Old Notes for a pro rata share of both the New Notes and 4,750,000 shares of common stock of the Company which will be issued by the Company at such time. Furthermore, since the filing of the T-3, the Company's certificate of incorporation has been amended in connection with the Plan to decrease the authorized common stock to 7,500,000 shares. Upon the final consummation of the Plan, the authorized and outstanding classes of securities of the Company are expected to be as follows:

                                         Amount                Amount
        Title of Class                 Authorized            Outstanding

Common stock, par value $0.01          7,500,000 shares      4,750,000 shares

10% Senior Secured Notes due 2007          $30,000,000*           $30,000,000

         * This amount is exclusive of deferred interest, which may be capitalized and added to such Notes pursuant to the Indenture.

                              INDENTURE SECURITIES

Item 8:

                  The following discussion is a description of certain provisions of the indenture (the "Indenture") to which this filing relates, as required by Section 305(a)(2) of the TIA. This discussion is qualified in its entirety by reference to the Indenture, a copy of which is filed as Exhibit T3C to this Amendment No. 1 to the T-3. Capitalized terms used in this Item 8 have the respective meanings assigned to them in the Indenture.

         A.       Events of Default.

                  The following events will be "Events of Default" under the
         Indenture:

                  (a) The Company fails to pay interest on any Notes when the same becomes due and payable and the default continues for a period of thirty (30) days; subject, however, in the case of the repayment of the Deferred Interest to the prohibitions against

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         or limitations upon repayment thereof due to the availability limitations and other constraints imposed by the Term Facility and the Working Capital Facility, respectively;

                  (b) The Company fails to pay the principal on any Notes, when such principal becomes due and payable, at maturity, upon redemption or otherwise;

                  (c) The Company defaults in the observance or performance of any other covenant or agreement contained in this Indenture which default continues for a period of thirty (30) days after the Company receives written notice specifying the default (and demanding that such default be remedied) from the Trustee or the Holders of at least twenty-five percent (25%) of the outstanding principal amount of the Notes (except in the case of a default with respect to the Sections
         4.16 and 5.01 of the Indenture which will constitute an Event of Default with such notice requirement but without such passage of time requirement);

                  (d) The Company fails to pay at final maturity (giving effect to any applicable grace periods and any extensions thereof) the principal amount of any Indebtedness of the Company or any Restricted Subsidiary, or the acceleration of the final stated maturity of any such Indebtedness in either event if the aggregate principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at final maturity or which has been accelerated, aggregates $2,000,000 or more at any time;

                  (e) One or more judgments in an aggregate amount in excess of $2,000,000 in the aggregate shall have been rendered against the Company or any of the Restricted Subsidiaries and such judgments remain undischarged, unpaid or unstayed for a period of sixty (60) days after such judgment or judgments become final and non-appealable;

                  (f) The Company or any of its Significant Subsidiaries (i) admits in writing its inability to pay its debts generally as they become due, (ii) commences a voluntary case or proceeding under any Bankruptcy Law with respect to itself, (iii) consents to the entry of a judgment, decree or order for relief against it in an involuntary case or proceeding under any Bankruptcy Law, (iv) consents to the appointment of a Custodian of it or for substantially all of its property, (v) consents to or acquiesces in the institution of a bankruptcy or an insolvency proceeding against it, (vi) makes a general assignment for the benefit of its creditors, or (vii) takes any corporate action to authorize or effect any of the foregoing;

                  (g) A court of competent jurisdiction enters a judgment, decree or order for relief in respect of the Company or any of its Significant Subsidiaries in an involuntary case or proceeding under any Bankruptcy Law, which shall (i) approve as properly filed a petition seeking reorganization, arrangement, adjustment or composition in respect of the Company or any of its Significant Subsidiaries, (ii) appoint a Custodian of the Company or any of its Significant Subsidiaries or for substantially all of its property or (iii) order the winding-up or liquidation of its affairs; and such judgment, decree or order shall remain unstayed and in effect for a period of sixty (60) consecutive days; or

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                  (h) Any of the Security Documents ceases to be in full force and effect (other than in accordance with their respective terms), or any of the Security Documents ceases to give the Trustee or the Collateral Agent, as applicable, the Liens, rights, powers and privileges purported to be created thereby, or any Security Document is declared null and void, or the Company denies any of its obligations under any Security Document or any Collateral becomes subject to any Lien other than the Liens created or permitted by the Security Documents.

                  There are no provisions in the Indenture with respect to the withholding of notice to the holders of the Notes of any Event of Default, except that the Trustee shall be protected in withholding notice to the holders of the Notes regarding Events of Default (other than as to the payment of principal of or interest on the Notes) if the Trustee withholds such notice based upon a good faith determination that the withholding of such notice is in the interest of such holders.

         B. Authentication and Delivery of Indenture Securities; Application of Proceeds.

                  The Notes shall be issuable only in registered form, without coupons, in denominations of $1,000 and integral multiples thereof. The Notes are required to be substantially in the form set forth in Exhibit A to the Indenture.

                  The Notes shall be executed and/or attested to on behalf of the Company by two Company Officers, or an Officer and an Assistant Secretary, by manual or facsimile signature. If an Officer whose signature is on a Note was an Officer at the time of such execution but no longer holds that office at the time the Trustee authenticates the Note, the Note shall be valid nevertheless.

                  The Trustee shall authenticate Notes for original issue on the Issue Date in the aggregate principal amount of $30,000,000 upon receipt of a written order of the Company (the "Authentication Order") in the form of an Officers' Certificate. The Officers' Certificate shall specify the amount of Notes to be authenticated, whether any such Notes are Transfer Restricted Notes, whether such Notes are Global Notes or Definitive Notes, the date on which the Notes are to be authenticated and instructions with respect to distribution thereof. The aggregate principal amount of Notes outstanding at any time may not exceed $30,000,000, except as set forth in Section 2.07 of the Indenture, which such $30,000,000 maximum amount is exclusive of the Deferred Interest as set forth in Section 3.07 of the Indenture. Upon receipt of a written order of the Company in the form of an Officers' Certificate, the Trustee shall authenticate Notes in substitution of Notes originally issued to reflect any name change of the Company.

                  The Trustee may appoint an authenticating agent reasonably acceptable to the Company to authenticate Notes. Unless otherwise provided in the appointment, an authenticating agent may authenticate Notes whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by

                                       -6-

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         such agent. An authenticating agent has the same rights as the Trustee to deal with the Holders, the Company and Affiliates of the Company.

                  No Note shall be entitled to any benefit under the Indenture or be valid or obligatory for any purpose unless there appears on such Note a certificate of authentication substantially in the form provided for in the Indenture duly executed by the Trustee by manual signature of one of its duly authorized signatories, and such certificate upon any Note shall be conclusive evidence, and the only evidence, that such Note has been duly authenticated and delivered hereunder and is entitled to the benefits of the Indenture.

                  The Notes under the Indenture are being issued in exchange for the Old Notes as provided in the Plan, and there are no cash proceeds from the issuance of the Notes available for application by the Company.

         C.       Release and/or Substitution of Property.

                  The Notes will be secured by a Lien on certain Collateral, as provided in the Indenture and the Security Documents. The Company shall be entitled to obtain a release of some or all of the Collateral from the Liens of the Indenture and of the Security Documents upon compliance with the conditions precedent set forth in the Indenture or the Security Documents. Additionally, so long as no Event of Default shall have occurred and be continuing and subject to the requirements of Section 314 of the TIA, the Company may, without any release or consent by the Trustee or the Collateral Agent, sell or otherwise dispose of any machinery, equipment, furniture, apparatus, tools or implements or other similar property subject to the Lien of the Security Documents, which (i) in any single transaction has a fair market value of $25,000 (or if such $25,000 amount referred to in TIA
         Section 314(d)(1) increases then to such increased amount) or less or
         (ii) shall have become worn out, obsolete or otherwise in need of replacement or repair; provided that, in the case of this clause (ii) such sale or other disposition is in conjunction with a substantially concurrent transaction whereby additional personal property is made subject to the Lien of the Security Documents.

                  The Trustee shall not at any time release or direct the Collateral Agent to release Collateral from the security interest created by the Indenture and the Security Documents unless such release is in accordance with the provisions of the Indenture and the Security Documents. At any time when an Event of Default shall have occurred and be continuing, no release of Collateral pursuant to the provisions of the Indenture and the Security Documents shall be effective as against the Holders of the Securities. However, the release of any Collateral from the terms of the Security Documents shall not be deemed to impair the security under the Indenture in contravention of the provisions of the Indenture if and to the extent the Collateral is released pursuant to the Indenture and the Security Documents.

                  To the extent applicable, the Company shall cause TIA Section 314(d) relating to the release of property from the Lien of the Security Documents and relating to the

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         substitution therefor of any property to be subjected to the Lien of the Security Documents to be complied with. Any certificate or opinion required by TIA Section 314(d) may be made by an Officer of the Company, except in cases where TIA Section 314(d) requires that such certificate or opinion be made by an Independent Person, which Person shall be an Independent engineer, appraiser or other expert selected or approved by the Trustee in the exercise of reasonable care.

                  If the Trustee at any time holds Lines in all or any part of the Collateral through a collateral agency arrangement (including, without limitation, the collateral agency established in the Term Loan Intercreditor Agreement, as in effect as of the Issue Date), unless the Trustee is the collateral agent thereunder, any reference in the Indenture or in any Security Document to a release by the Trustee of its Liens shall be deemed to refer to a release by the Trustee of its beneficial interest in the Liens held by such collateral agent. Any such release by the Trustee shall be binding between the Trustee and such collateral agent, but shall not constitute a release by the collateral agent of such Liens.

         D.       Satisfaction and Discharge

                  The Indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when (a) either (i) all the Notes theretofore authenticated and delivered (except (A) lost, destroyed or wrongfully taken Notes which have been replaced or paid as set forth in the Indenture and (B) Notes for whose payment money has theretofore been deposited with the Trustee or any Paying Agent and thereafter repaid to the Company as set forth in the Indenture) have been delivered to the Trustee for cancellation or (ii) all the Notes not theretofore delivered to the Trustee for cancellation (A) either
         (1) have become due and payable, (2) will become due and payable at their stated maturity within one year or (3) are redeemable at the option of the Company and are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense of the Company, (B) and, in any event, the Company has irrevocably deposited or caused to be deposited, in trust, with the Trustee funds in an amount sufficient to pay and discharge the entire indebtedness for principal of, premium, if any and interest to the date of such deposit (in the case of Notes that have become due and payable) or to the Maturity Date or redemption date, as the case may be, on the Notes not theretofore delivered to the Trustee for cancellation; (b) the Company has paid or caused to be paid all other sums payable under the Indenture by the Company; and (c) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel each stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with and that such satisfaction and discharge of the Indenture will not result in a breach or violation of, or constitute a default under, the Indenture or any other material agreement or instrument to which the Company is a party or by which it is bound.

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         E.        Evidence of Compliance.

                  The Company shall deliver to the Trustee, within one hundred
         (100) days after the close of each fiscal year, an Officers' Certificate stating that a review of the activities of the Company has been made under the supervision of the signing officers with a view to determining whether it has kept, observed, performed and fulfilled its obligations under the Indenture and further stating, as to each such Officer signing such certificate, that to the best of his knowledge the Company during such preceding fiscal year has kept, observed, performed and fulfilled each and every such covenant and no Default or Event of Default occurred during such year and at the date of such certificate there is no Default or Event of Default which has occurred and is continuing or, if such officers signing such certificate do know of such Default or Event of Default, the certificate shall describe its status with particularity. The Officers' Certificate shall also notify the Trustee if the Company elects to change the manner in which it fixes its fiscal year end.

                  The Company shall deliver to the Trustee, forthwith upon becoming aware of any Default or Event of Default in the performance of any covenant, agreement or condition contained in the Indenture, an Officers' Certificate specifying the Default or Event of Default and describing its status with particularity.

                  Upon any request or application by the Company to the Trustee to take any action under the Indenture, the Company shall furnish to the Trustee at the request of the Trustee: (a) an Officers' Certificate, in form and substance satisfactory to the Trustee, stating that, in the opinion of the signers, all conditions precedent, if any, provided for in the Indenture relating to the proposed action have been complied with; and (b) an Opinion of Counsel stating that, in the opinion of such counsel, all such conditions precedent have been complied with.

                  Each certificate or opinion with respect to compliance with a condition or covenant provided for in the Indenture, other than the Officers' Certificate required to be delivered within one hundred (100) days of the end of the fiscal year described above, shall include the following: (a) a statement that the person making such certificate or opinion has read such covenant or condition; (b) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based; (c) a statement that, in the opinion of such person, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and (d) a statement as to whether or not, in the opinion of each such person, such condition or covenant has been complied with, provided that with respect to matters of fact an Opinion of Counsel may rely on an Officers' Certificate or certificates of public officials.

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Contents of application for qualification, Item (c):

         The following exhibits are hereby filed with this Amendment No. 1 to the T-3, as replacements for the exhibits specifically identified below which were filed with the T-3:

Exhibit T3A.      Restated Certificate of Incorporation of the Company

Exhibit T3B.      Amended and Restated Bylaws of the Company

Exhibit T3C.      Form of Indenture

Exhibit T3F.      Cross Reference Sheet (contained in Exhibit T3C attached
                  hereto)
                                    SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Sheffield Steel Corporation, a corporation organized and existing under the laws of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Tulsa, and State of Oklahoma, on the 14th day of August, 2002.

                           SHEFFIELD STEEL CORPORATION

                           By:  /s/ James P. Nolan
                               ------------------------------------------------
                               James P. Nolan, President

Attest:  /s/ Stephen R. Johnson
         --------------------------------------------
         Stephen R. Johnson, Assistant Secretary

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